Exhibit 99.1

IMPORTANT INFORMATION

This transcript is for informational purposes only. The planned tender offer described in this transcript has not yet commenced and this transcript is not an offer to purchase nor a solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Schneider Electric SA and Schneider Electric España, S.A.U. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Telvent GIT, S.A. (“Telvent”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including the offer to purchase, letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. When available, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer documents), as well as the solicitation/recommendation statement, will be made available to all Telvent shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be available at no charge at the SEC’s website at www.sec.gov.

This transcript contains forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “strategy,” “will” and other words of similar meaning. The forward-looking statements are based on Schneider Electric SA’s beliefs, assumptions and expectations of future performance, taking into account all information currently available to Schneider Electric SA. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to Schenider Electric or within its control. The forward-looking statements contained herein speak only as of their date. Except as required by applicable law or the rules and regulations of any stock exchange on which its securities are listed, Schneider Electric SA expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this transcript to reflect any change in its expectations or any change in events, conditions or circumstance on which any forward looking statement contained herein is based.

Schneider Electric Investor and Analyst Conference Call Transcript

Wednesday, 1 June 2011

(9.00 am CET)

OPERATOR: Welcome to the Schneider Electric investors’ and analysts’ conference call. Today, I am pleased to present Mr. Jean-Pascal Tricoire, Chief Executive Officer, and Mr. Emmanuel Babeau, Executive Vice President, Finance. Gentlemen, the floor is yours.

MR JEAN-PASCAL TRICOIRE:

Well, good morning everybody. I am here with Emmanuel Babeau, Carina Ho, Grégoire Rougnon to present to you the tender offer we are announcing today on Telvent.

Well, I guess for people who know our business it will be no surprise that Schneider and Telvent have a project to go together for the future. Telvent is a company which is specialised in information systems, on automation systems for mission critical applications on infrastructure. Actually the way for them to do it is to bring intelligence in every infrastructure.

Very strong focus on two points of focus of Schneider, obviously one is the smart grid, the second one is smart cities with its component of water networks, energy networks, transport management — transportation management. We have been, through our business, through our customers in contact with Telvent for some time and when we really started to get into more contacts with them to go for this project, what struck me that, when I was looking at the documents, the videos of Telvent, you could, in their pitch, change the name of Telvent by the name of Schneider Electric on the pitch of reliability, flexibility, efficiency and sustainability sense, though the user’s technology wouldn’t change a bit. So we work really on the same mission, we work on the same segments, we just don’t work at the same levels. All our systems plug in into each other to offer more efficiency, I would say fully integrated architecture of efficiency to our customers.

Schneider controls a real time on the security of the field level operations, Telvent manages the efficiency of operation by providing software, like data analytics, they have integration capabilities for the applications and they build the interface to the IT systems, to the ERP systems, but they are specialised in the operation management of the applications we are dealing with. We manage real time and they manage the operations.

What unites us is very clear. The same target segments, the complementarity, the almost perfect complementarity of our systems. By the way, we have common competitors and that also unites us — and what strikes me also from the contact we have had with the team is a very good cultural fit. I mean, we are both strong in Europe and I would say south of Europe and the US. People that we met at Telvent really speak the same language on equal and consistent terms.

The plan that we are going to present today is about growth, growth and growth. It’s about us offering a wider geographical platform to the Telvent teams, it’s about complementing the IT systems and the automation systems of Telvent by encouraging the real time control and the full integration of hardware and software in real time control and operation control, and it’s a complete architecture of efficiency that we are going to offer together to our customers.

So I am moving now to slide 4 into the presentation that may be already available to you for a short presentation of Telvent. Telvent is a leading software solution provider for efficient management of infrastructure. We are speaking here of mission critical infrastructure. When you talk about water networks, grid, when you talk about energy networks, transportation, these are very mission critical infrastructure. If you want to describe Telvent, IT software and automation solution, specialised in high added value solution, or high value added solutions for real time management. This is not an IT company in the broad sense of it, it is really specialised on real time management, operation management, and really focused on the segments where we have been consistently focusing over the past few years for mission critical infrastructure. Key words here in terms of value proposal are reliability, flexibility, efficiency of infrastructures.

The five line segments: 35% in Energy, 8 per cent in Environment, which is mostly water, technologies for water; Transportation, which is actually a brick that we operate in with automation systems at Schneider but where we don’t have today the highest level of traffic and transportation management into smart cities. The part about Global Service, which is about data hosting, which is about integration, which is about data analytics, this is a transversal capability for all the final segments that I spoke about before. On an interesting activity in the field of agriculture — very profitable actually — but which is very interesting because it uses a platform of SaaS (software as a service), which is a platform which is used across other applications of Telvent. So this activity came as a part of a larger acquisition, called DTN, but technologically it brings a very interesting software platform for all activities of Telvent.

Sales by geographies: Europe 42 per cent, North America 35 per cent, a very very interesting presence in North America with utilities, which is not the strongest point of Schneider but we have got the products and we have got the systems that we can propose in complementarity with Telvent systems. And very interesting complement to our presence in Latin America that reinforces us, very strong in Latin America. Otherwise a presence in other new economies and the rest of the world which makes up 7 per cent, and clearly, Schneider — one of the key added values of Schneider is to bring a big platform of development for the geographic presence of Telvent in the other new economies.

Figures: we are going to come back on that. Turnover in 2010 of €753 million with an EBIT of 15.2%. And here, we just reported the guidance of Telvent to the market: 5 to 8 per cent growth and an EBITDA — a profitability between 14.5% to 15.5% in 2011.

Moving on to slide 5, to really illustrate the logic of this operation. Very strong presence of Telvent in to flexible distribution, which is at the middle of the smart grid. And a very strong presence in operation softwares, in everything which is efficient infrastructure; oil and gas, water, transportation, which are key segments that Schneider addresses with its real time control systems and with its hardware solutions.

I go to slide 6 to give more colour to what I just described. When you look at the whole continuum of energy and the whole continuum of infrastructure, would it be in the city or in whatever country, you have the supply side, the grid, and you have got the demand side which are end-users which are now trying to be efficient or more efficient in every direction. Energy, process, security, all of this is integrated into more complete repository linking every dimension to each other. And what Schneider Electric provides is, on all those aspects, upstream and downstream, supply and demand, our best in class intelligent field devices and sensors which enable the intelligence of cities, of the grid, and of the infrastructure. Schneider provides historically and in every application, real time control on security softwares to control the real time operations of all those elements. We have also developed energy management suite in all the applications of the demand side to make sure, as you know, that we provide to our customers a minimum of 30 per cent energy saving prospective. Doing that, we also offer them very significant repository for the process and their security.

What Telvent brings into the picture is the upper level and plugs-in into our systems. They bring real time operation and analytics for all the segments, obviously the grid, very strong presence in the smart grid, but also on the side of the end users I spoke about water, I spoke about oil and gas, I spoke about the smart cities; and a very very complete smart grid suite and I will be coming back on that one.

Beyond this natural plug-in of our software systems and our hardware systems, this offer would double, for both companies, the capacity in software. 5,000 people in software on Telvent’s side; 5,000 people on Schneider’s side. That makes a very significant capability combined together, to be complete architectures of efficiency and it brings a full software platform, EcostruXure that you know already, but it brings the upper level, or it reinforces the upper level of our software platforms, which is everything which is linked to distribution management system, outage management system, meter data system, geographical information system, Scada that we have already but which is reinforced by Telvent, and software as a service which is bringing information and the cloud to our customers, which is something we do more and more at Schneider, but that Telvent really controls and realises very well.

Slide 7, Telvent reinforces Schneider Electric position in three key infrastructure markets and those key infrastructure markets, or actually we could have say 4 is smart grid, efficient infrastructures and smart cities. So Smart Grid, we have been very outspoken about that. In the efficient infrastructure, two elements: oil and gas and environment. We bring together technologies for the water operators to make the infrastructure far more efficient, and Telvent brings a brick on top of our automation system, which is transport management. All of this makes up 65 per cent of the sales of Telvent. You see also that the other big adding is technological, software and bricks. Software as a service, I already spoke to that. On weather services, that obviously can be used in water application, are used in water applications, are used in the management also of the grid, especially by characterising the potential of renewables in terms of generation. So this is a brick that we use at Schneider in our systems, we are using from the outside and the bricks that we are now able to integrate thanks to the adding of Telvent.

Slide 8, a bit more detail about that. So smart grid you know what we are proposing, we are proposing the whole hardware, medium voltage, low voltage, protection relays where we have a strong presence combining the Schneider offer SEPAM and Micom from Areva D. Then, we bring also today, we have a full offer of remote terminal unit which enables to capture the data where ever it is on the grid. We have got a complete offer in real time power automation, substation automation, with the Pacis software that Areva D brought into Schneider. Telvent is bringing the upper layer of software, the mid level software which is making the link between real time on IT systems with the full smart grid suite. DMS, Distribution Management System, outage management system, meter data management system, geographical information systems, SCADA and complimentary RTUs with very strong project teams in US, in Canada, in Spain and in the Balkans, where we have a strong team in Eastern Europe which has a very high degree of competency and which has been part of Telvent for now 10 years that develops very strong and powerful software suite. All the benefits of this integration is advanced grid supervision, better reliability of the systems because they are certified totally to work together, integration of renewable thanks to intelligence, optimisation of network operations, and full safety on security, which is something extremely important in every mission critical infrastructure.

Slide 9: oil and gas. There again in oil and gas, Schneider is offering a whole EcostruXure for oil and gas applications, mixing together the energy application and the automation application with repositories for energy process on security, not to forget the video security which is very used on those very critical applications. Telvent is bringing in a very leading application in IT suite for pipeline management, which is also a strong application for Schneider. Down stream management, and we have very strong project teams in North America, US and Canada, where the presence of Telvent is extremely significant. Here benefits are always the same thing: business performance, TCO, energy efficiency, safety and security.

Third point water, in slide 10, there again we supply technologies to major water operators, including security power management, RTUs , telemetry and automation, full software suite for real time, and Telvent is bringing another layer of software with leak detection which is beyond energy, one of the major elements of waste in the water network. On quality monitoring, I mean it’s easy to understand that water quality in most municipalities is a key issue that needs to be managed. Then the link with the enterprise systems of the water operators, integration with supervisory system, the weather intelligence to manage the level of consumption of water, especially for agricultural, personal users in gardens. And strong project teams here again with US, Spain, Australia and Canada. Here, the name of the game is network optimisation, energy management and leak detection, again very very important function on water quality management.

Moving on to slide 11, moving to the subject, and moving to the very central subject of smart cities. When you are in the smart grid you are never far away from the smart cities, a very large part of the growth of the world in the next coming 10 years will happen in the large cities, the urbanization is a major factor where Schneider is developing, thriving, providing solutions. The problems of modern cities are well known: energy prices, power outages, especially in new economies, traffic congestion, pollution, demand for security, a problem we have been addressing with Pelco, and need for environmental care. Here, Schneider Electric has started to provide a full suite of response with flexible distribution, demand response for energy, decentralised renewable energy especially in solar, EV charging infrastructure for the electrical vehicle, video security integrated with other technical systems so for both people security but also asset security and optimisation of maintenance, energy reliability and energy efficiency. Telvent is bringing very important bricks to the game. Smart grid suite, and we spoke about that, efficient transportation networks, weather intelligence, which is very important to consumption, HVAC consumption, energy consumption of cities, and efficient water networks. So with that, we are complementing the set up of technologies that we can provide to cities. And you know that cities are by nature integrated on the nod, and the smart grid is enabling to connect all the elements present in the smart city.

Slide 12, the geographical fit is obvious. We are both companies strong in Europe and in North America and we can very well integrate our systems together to the benefit of our customers, and at the same time we have got very complimentary presence. Telvent is bringing very strong presence in Latin America and its Spanish origin, and it’s belonging to Abengoa, is creating a very very good space there and a very good legitimacy there. We bring to Telvent our presence in Asia-Pac and our presence in other new economies, a big platform of Schneider, the 7 to 8 billion euros of turnover that we are doing last year in new economies with our commercial networks on very relevant applications. Not to forget the rest of Western Europe, where Schneider has strong positions and can introduce efficiently Telvent to its customers.

So that is it for the strategic on the business presentation. Now I am going to hand over to Emmanuel Babeau for the financial part.

MR EMMANUEL BABEAU:

Thank you Jean-Pascal, and good morning everyone.

I am on page 14 where I’m going to detail the synergies implication of the transaction and, as you can see, this is going to be a highly synergetic transaction as we are globally targeting a 50 to 60 million euro per year synergy amount. First of all, we will build the synergy on the revenue side through the perfect fit and perfect complementarity of the combination of the two companies. We are enriching our offering, Jean Pascal detailed that with many many illustrations and examples, not only of course when it comes to the smart grid and what we can do on the intelligent network, but also when it comes to oil and gas and water and water treatment customer. We are going to now come with a full offering from devices to operation management and we will have access also, thanks to the Telvent presence, we will come back on that, thanks to the presence of Telvent in the key geographies and with key customers. So globally enriched offering broader customer base, both in terms of names, you know we have some different connections Telvent and us, and in different geographies. They are very strong in North America, they are very strong in Latin America, we are of course strong in many Western countries, we are strong in Asia. So real excellent complementarity.

In term of transportation, Jean-Pascal described our ambition in smart cities. We are bringing key relationships with big cities all over the world. We are already working with them on some elements of the smart city dimension and, thanks to the Telvent offering, we are going to be able to enrich this offer and certainly to develop the Telvent offering. The Tequila word on this page is not a tribute to my past life, it was just a code name of the project, so it’s a mistake in the presentation.

So in total we are targeting top line synergy of 250 million euros up to 300 million euros, so that is for sales numbers. And in term of EBIT consequences, that will mean a 30 to 35 million euros positive impact at the EBIT level, and that is a yearly, of course, impact.

Now moving to cost synergies, we will have, as I will say is usual in this kind of combination, a number of positive impacts due to this combination in term of cost. When I look at the operational dimension, there will be a number of savings on software development and procurement. In terms of non operational, we are going to save on the costs for listing of Telvent and on the dual consolidation costs which today Telvent was supporting, and of course we will have also some back office efficiency that will be generated through this combination. In total we expect the cost synergy to amount to 20 to 25 million euros and if you add this cost synergy to the revenue synergy you get to the total EBIT impact of 50 to 60 million euros. Again, that is the per year impact.

Moving to page 15, we believe that it will take 5 years to generate the full amount of the synergies, so to get to the high end of the 50, 60 million euros ambition, but we believe that after 3 years we will have generated two thirds of the synergy, so roughly speaking 35 to 40 million euros will have been generated by 2014.

Moving now to page 16 and the transaction details. We are launching a tender offer for 100 per cent of Telvent shares and this tender offer is launched at 40 dollars per share. This corresponds to 36 per cent premium over the last 3 months average of the Telvent share price. The Abengoa company, today which is the main shareholder with 40 per cent of the company, and members of Telvent management are committed to bring their shares to the offer, so we have already had 41.5 per cent which are committed to be brought to this offer. Telvent’s Board of Director has been approving the transaction and, in total, the price that we are offering corresponds to an enterprise value for 100 per cent of the shares of roughly speaking 1.4 billion euros, and that does include the purchase of the 5.5 per cent senior convertible notes, and with the consequences of this conversion.

Initially we intend to keep Telvent as an autonomous unit, so we will make sure that we do the integration in a very soft way, not to destroy the culture and not to destroy the strong added value that we are expecting from Telvent’s team. And Telvent will be reported under the Energy business, given the strong connection with the client of the Energy business and of course notably the utilities.

Looking now at the financial metrics of the transaction, this is a very compelling deal from a financial perspective. The price we are offering corresponds to an enterprise value on EBITDA multiple of 12 times if we look at the 2011 consensus, and of course this is before synergies, so once you integrate synergies we are paying this company on an attractive multiple.

We do expect earning per share accretion from year 1 and we are going to comfortably be above our WACC in year 3, therefore fully respecting our financial hurdles on that transaction.

In terms of timeline, we are going to launch the tender offer mid June. We expect the end of this tender offer and the closing to take place in Q3 2011 and, if needed, we will launch the squeeze-out process post the tender offer period.

So, on page 17, as a conclusion and as a summary, we believe that this acquisition of Telvent by Schneider is a very powerful combination. This acquisition is strengthening Schneider Electric as a strong global player in smart grid. It is reinforcing our position as a leading provider of solutions for efficient infrastructure. It’s reinforced project software and service capability, which obviously is a key strategic goal for us, and I think we made our ambition extremely clear in that respect. Because of the great fit that Jean-Pascal and I described, this is going to be a very synergetic and value creative transaction for our shareholders.

So, in a nutshell, this acquisition is good for our clients and it’s an attractive deal for our shareholders.

That terminates our presentation and we are very happy to answer your question now.

CARINA HO:

Good morning, Carina Ho speaking. We are now ready for your Q and A. As you know, I am going to repeat to you the same thing again. To make sure that everyone has a chance to ask questions so, you know, I would like you to ask two questions at a maximum.

So, the first question please.

OPERATOR: I remind you that if you wish to ask a question, please press 01 on your telephone key pad. Thank you. And our first question is by Mr Andreas Willi from JP Morgan. Please go ahead.

Q. (Andreas Willi) I have two questions, please. The first one regarding the management of Telvent. Maybe you could indicate whether they will stay with the business once it joins Schneider? And the second question, the company had some issues a couple of years ago due to their exposure to governments, particularly in Spain. Maybe you could give some indication of what percentage of sales are from Spain and what percentage of sales in general are from governments? Thank you.

A. (Mr Jean-Pascal Tricoire) Okay, Andreas, we have been working recently very closely with the management and the relationship has been really excellent. We have a lot of respect for the teams of Abengoa and the teams of Telvent who developed this tech Company on a global scale and with a lot of entrepreneurial spirit. Again we share, really, the same ambition, the ambition of efficiency, the ambition of reliability, sustainability, and we see lot of possibilities for the teams of Telvent to develop on the enlarged platform of Schneider. So, we totally trust the management to keep developing the operation within Schneider.

As Emmanuel said, the operation will be reported into the Energy division, while we totally acknowledge the scope of application of Telvent know how is across all the borders of Schneider, so you should see Telvent as an automation, as an IT company, to the service of all of our segments that has been — that will be nested at the beginning, reported into the Energy division, because most of the immediate synergies are within this division but really working with all the divisions of Schneider.

Now back to your second question, Spain is one third roughly of the business, and the government spend, we don’t have access to all data, is around 20, 25 per cent of the total business.

(Mr Emmanuel Babeau) Just as a clarification, when we talk about government spending or public spending, this is not just on Spain. It doesn’t mean that the 25, or around 25, per cent of government spending is just on Spain, it is much more scattered than that.

(Mr Jean-Pascal Tricoire) Just to mention one thing. Schneider has always been - well, the economy as you have seen is not very good but we have always been very very fortunate in Spain. The team in Spain has always been, at Schneider, exceptional and, by the way, they have been a strong foundation of our development in Latin America. We have got plenty of our Spanish managers leading the charge internationally in many fronts, but especially Latin America. I remind you, by the way, that the leader of our EMEAS, which is all the time zones of Europe, Africa, Middle East, plus Latin America, is Julio Rodriguez from Barcelona and he is bringing with him a very very strong team, which, by the way, will have a direct — we feel very comfortable in working with the teams of Telvent in the US as well as in Spain.

Q. (Mr Andreas Willi) Thank you very much.

OPERATOR: Thank you. The next question is from Mr. Olivier Esnou from Exane. Please go ahead.

Q. (Mr Olivier Esnou) Hello, good morning. Two questions please. Maybe first on the software capability of Schneider, how would you compare now— because you presented how Telvent can apply to more the process world — how would you compare Schneider capability today in more the discrete industries? Is it in your slide that you call “efficient enterprise”, an area where you could also develop Telvent, or do you feel you need to develop that capacity as well, organically or inorganically, that space?

Second question, more practically, regarding the synergies until 2016, it may be a bit lengthier than I would have expected. Can you maybe explain what kind of synergies are more toward the back end and maybe toward the front end? Thank you.

A. (Mr Jean-Pascal Tricoire) Well, I would expect you to be impatient anyway on the synergies. What we have taken as an option is, we, recognise that Telvent is bringing a very complimentary know how in Schneider and we want a smooth integration, to take the time to understand the capabilities and the way they plug in inside our organisation. So what we present to you is our best estimation, best reasonable estimation, of what we can produce. Anyway, I am very optimistic, because if you want to summarise the principles, Telvent will remain quite autonomous in Schneider, and what we are going to do is create plug-ins into the commercial organisation, the segment commercial organisation that we have put into place with One, make sure that our real time teams are working with the Telvent teams. So the second thing is to leverage the size and the platform of Schneider on the back office to be more efficient, and the people of Telvent will play a role there, but there is certainly a lot of mutualisation that can be done here. But we need practically to work even more together to understand exactly what is the true potential, but we today feel really comfortable with the figures presented.

On your question which I can see between the lines is in fact carrying other questions, it is clear that Telvent is running in the field of oil and gas, more capabilities where there is a process dimension. It’s not typically what the process guys would be sometimes doing, there may be some places of overlap, but let us the time to evaluate the capabilities and what we can do on our PLC based architectures which are quite powerful, together with the Telvent architectures to see what are their applications, we can exactly deal with. But we are reinforcing our capabilities very significantly on the side of the enterprise and particularly the data aggregation, the data analytics and the operations management of all the operations we are tackling.

Q. (Mr Olivier Esnou) So the PLC pact potentially is not in the synergy plan today. It’s a potential, if I understand well.

A. (Mr Jean-Pascal Tricoire) Yes

Q. (Mr Olivier Esnou) Okay thank you.

OPERATOR: Thank you. The next question is by Mr. Martin Wilky from Deutsche Bank. Please go ahead, sir.

Q. (Mr Martin Wilky). Good morning. So a couple of questions. Firstly, on the non electrical part of Telvent, if you could just perhaps explain how you might look at those in the future in terms of expanding into their areas? When I look at some of their assets in water management, agriculture, they are not markets I typically associate with Schneider. I am just trying to understand, are you thinking of broadening your offering beyond your core electrical market into broader infrastructure and environment offerings? If you could give some thoughts on that.

And secondly, just the question on the financials. You haven’t pointed to EBITDA margins for Telvent, just so we can understand the impacts, and just so we can do the return on capital calculation, if you could just clarify what the EBITA margin for Telvent could be. Thank you.

A. (Mr Jean-Pascal Tricoire) Okay, Martin, I am a bit surprised by your remark on some of the segments. It’s clear that we are a major supplier of technology to the water segment, and that has been always a key segment. I have been personally following the water segment for many, many, many years and, by the way, we have also champions in the country we’re in at the moment with whom we work very closely on technology. So it’s obviously, as well as oil and gas and as well as the grid, they are key segments. Take all of our documents on the past years and they appear as very very key segments of Schneider.

So, transport may be more of an adding a new brick, but we are very much in contact with major cities today around the world through our activity of grid, smart grid, through our activity of energy efficiency, through our business of video security, which is putting us in regular contact with the cities, we are equipping a lot of transportation infrastructures with our power and automation systems and, for us, it’s adding far more capability in front of the cities to offer a more complete and more integrated technology package to resolve their traffic systems. So we are presenting the real time of the transport, we were not really present in the operation management of traffic. So there were some exceptions. This would reinforce our capability to deal with the whole subject of smart cities.

For the rest, well, the weather brick is something we are using in our systems when we deal with renewables, when we deal with some water applications. These are services we are buying from the outside so far, and these are services that we are going to bring to a very high level. So it’s a good adding of knowledge as a software brick.

I recognise that agriculture can seem more surprising. Agriculture came as a part of one acquisition called DTN, but the great thing of agriculture is that it brings with it software as a service platform, which we are developing at Schneider, which is a very good platform for that, and by the way it is also a very profitable activity. So it’s part of Telvent and we don’t feel any need to formulate any conclusion on agriculture, especially since the technological brick seems to be interesting.

For what is IT global services, you should see that as a back bone of the IT software of all those verticals offering to their customers. When there is a cloud offering to our customers, when there is an integration and upper level of integration, even where there is a link to establish with ERP, with Citect for example, you make the link between the real time and the IT. So this IT global services is a global resource applied to all real time control and efficiency of infrastructure.

(Mr Emmanuel Babeau) Right, on your other questions, EBITDA on the non-GAAP measure was 115 million euro and the EBITA, (so, you know, for your calculation, there was amortization of intangibles of 15 million euro), that was 100 million euro.

Q. (Mr Martin Wilky) Okay, thank you.

OPERATOR: Thank you. The next question is by Mr Alfred Glaser from [inaudible].

Q. (Mr Alfred Glaser) Good morning, I have two questions. The first one relating to the competitive space, could you give us some details on how Telvent is competing in the various business segments. And the second one is about the cost of financing for these acquisitions. Could you detail what is your approximate cost of cash flow for this acquisition, please?

A. (Mr Jean-Pascal Tricoire) Alfred, on the competitive space, I don’t like to speak too much about the competitors, but we are speaking pretty much of a space which is very consistent with ours. Our large competitors are the competitors that Telvent is facing. The good news is that we are very complimentary in front of them. Telvent and Schneider are very complimentary, so together we formulate a valuable proposition which is more complete than before, both for Telvent and Schneider. We could — it really enlarges the field of possibilities. But we are speaking about people who are very much part of the present universe of Schneider based in real time. One of the weaknesses of Telvent was its lack of anchorage into the real time systems the devices on the field, the intelligent devices, and the real time softwares. We bring all of this, plus the geographical footprint that we clearly enlarge enormously today because of our worldwide presence. So it’s a very win/win operation on both sides.

(Mr Emmanuel Babeau) Regarding the cost of financing, you know, of course I could say that a part of this acquisition will be financed through cash available, but I think it’s probably more, I would say, a direct approach to say that we will finance that through debt with a kind of medium term financing, 5 years, and today the cost of such financing for Schneider would be around 3 per cent. So that is probably a reference that you should take.

Q. (Mr Alfred Glaser) All right. Thanks for that.

OPERATOR: Thank you. Our next question is by Mr Klas Bergelind from RBS. Please go ahead, sir.

Q. (Mr Klas Bergelind) It’s two questions. Firstly, just following up on an earlier question with regards to the global services division, are there any other units that you possibly may consider divesting at some stage, specifically Global Services, given that it seems to have a different customer base than normal, I think you have got customers such as Carlson Wagon Lits, you have got not traditional competitors, and also it seems to be very heavily weighted towards the Spanish government as a customer, so not the most global either. Plus I think gross margins are one of the lowest within the Telvent business area. So just that is the first question I really have.

And secondly, I note in Environment there is a large contract with the government of Libya. If you could just provide us with an update on that. Thank you.

A. (Mr Jean-Pascal Tricoire) Well, I repeat what I just said, this business is having some specific IT job but, by large, it is a business at the service of the key verticals of Telvent, which are also the key verticals of Schneider. You speak about data, hosting, about specific data analytics, you speak about IT integration which is needed by some of our customers, you speak with integration with IT which is building the middle layer of software between real time and IT. It’s linked to mission critical applications for the vast part of it. So in the world of today, where we are supplying more and more data to our customers, we have plugs, we have meters, we have sensors everywhere in the process of our customers. Their problem is to give intelligence to that data. This is a very powerful back office to be used by our customers so that they build the interface to their own IT system and analytics which make sense for their application. So today we see that Telvent was absolutely right to develop those global services and that they will be more and more used in full synergy of their verticals. So there may be some difference of profitability but, when you work very much with the other verticals, it’s difficult to put an exact separation between the profit of one or the other.

Okay, so that probably closes this conference. Thank you for your attention. I would like to tell you that in the past two days we announced two acquisitions that are really just the straight execution of the strategy that we explained to you in November, a very strong push in the direction of new economies, that both Luminous and Telvent support, you understand that all the problems that Telvent is resolving are applying to the fantastic movement of urbanisation which is taking place in new economies, a willingness the first smart cities will be created in the new economies. Second, a very strong move to technologies for solutions, technology that will be available to our customers with very strong content of data of information on the software on the very significant reinforcement, mutual reinforcement, of the teams in the capacity to offer integrated architectures for efficiency.

Thank you very much for your time and your attention, and we will speak to you very soon.

Bye.

OPERATOR: This now concludes our conference call. Thank you all very much for attending.

(9.50 am)

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